Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

The following communication was posted to the Dow intranet on March 16, 2016.

Next Steps in Making the Vision of DowDuPont a Reality

March 16, 2016

Dow continues to take significant steps forward to realize the vision for DowDuPont and the subsequent industry leading companies we intend to create in Agriculture, Material Science and Specialty Products. In recent weeks, the two companies have completed the initial filing of the S-4, a key regulatory filing, announced intended headquarters locations for each of the proposed future businesses, and initiated key integration activities.

Today, Dow is pleased to share another significant step forward. Dow and DuPont have formed a Joint Integration Management Office (JIMO) team to run the integration process across the two companies. With oversight from the Joint Executive Steering Committee headed by Andrew Liveris, Dow chairman and chief executive officer and Ed Breen, DuPont chairman and chief executive officer, the JIMO will deliver a successful merger, drive the creation and $1B of growth synergy for the three strong new companies, and capture the full $3B+ in cost synergies.

The JIMO will deliver this by providing guidance and support to both the businesses and functions of Dow and DuPont in preparation for Merge Day 1 and in standing up three strong, independent companies thereafter. Additionally, the JIMO will coordinate integration activities, ensure the business and functional teams have the resources and guidance they need to deliver their targets, and provide transparency on progress.

“These efforts are enabling us to make the vision of DowDuPont a reality,” said Liveris. “Through our joint commitment, we will set ourselves up to unlock exceptional value in three strong, focused, industry-leading companies, while driving value for our customers, employees, and shareholders. A unique transaction like this requires a highly coordinated joint approach, which is why we are creating ONE TEAM to facilitate the integration planning efforts.”

Integration Management Office Team

Transforming Dow and DuPont into three, world-class companies requires a thorough evaluation of each company’s structure, operations, methodology, and culture. Through this analysis, we will embark on various projects to ensure DowDuPont is positioned well as an industry leader for the three core companies – Agriculture, Material Science, and Specialty Products.

The JIMO team is comprised of sixteen leaders across both companies who have already begun planning joint work for a successful integration. In a merger of equals, integration planning and execution must be a joint effort as is reflected in the composition of the JIMO.

Dow and DuPont are pleased to announce the following leaders for each work stream, providing hands-on leadership from planning to implementation:

IMO Leadership

•	Jim Fitterling, Dow, President and Chief Operating Officer

•	Rick Olson, DuPont, Corporate Services

Master Planning

•	Mike Meath, Dow, Operations Support Services, M&A Technology Center

•	Linda West, DuPont, Corporate Planning and Analyses

•	Brendy Lange, Dow, Corporate Development

•	Josh Jones, Dow, Corporate and Financial Law

•	Erik Hoover, DuPont, Corporate Secretary Office

Integration, Consolidation, and Synergy Delivery

•	Mark Bachman, Dow, Corporate Development

•	Pat McEvoy, DuPont, Merger Integration and Strategy Planning

•	Kevin Kroll, Dow, Finance

•	Stacy Dedinas, DuPont, Corporate Plans

Organization Design Guidance

•	Ingolf Thom, Dow, Human Resources

•	Meghan Cassidy, DuPont, Talent Management and Leadership Development

Change Management and Communications

•	Terri Johnson, Dow, Public Affairs, Government Affairs

•	AnnaMaria Desalva, DuPont, Corporate Communications

•	Steve Robison, Dow, HR Organization Effectiveness

In addition, business, functional and geographic teams are being formed and aligned and members from both companies will be announced in the coming weeks. The JIMO and associated teams will be supported by a team of McKinsey consultants, who have guided many companies through large, successful integrations.

“If a member of the joint team reaches out for your support, please do what you can in a timely fashion to make this successful. Otherwise, we ask that everyone continue what they have always done – deliver world-class performance for our customers and meet or exceed your 2016 plans,” said Fitterling. “We will continue to provide information about the integration as it progresses. We appreciate your continued support and flexibility throughout this historic transaction.”

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, on March 1, 2016 DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”), filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the preliminary materials filed on March 1, 2016 and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center Midland, MI 48674 Attention: Investor Relations 1-989-636-1463	974 Centre Road Wilmington, DE 19805 Attention: Investor Relations: 1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 27, 2015 and the joint proxy statement/prospectus of Dow contained in the Form S-4, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 23, 2015 and the joint proxy statement/prospectus of DuPont contained in the Form S-4, which are filed with the SEC. A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the preliminary registration statement on Form S-4 filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the preliminary registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.